UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 333-08704

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

ICON plc
This report on Form 6-K is hereby incorporated by reference into the registration statements of ICON plc on Form S-8 (Registration Nos. 333-152802, 333-204153, 333-231527, 333-254891, 333-257578 and 333-282826) and on Form F-3 (Registration No. 333-278943), and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON plc”, “ICON”, "ICON Group", the “Company” and “we”, "our" or “us” refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON is a contract research organization (“CRO”), providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process, from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a “blended-service” solution. At June 30, 2026 we had approximately 40,200 employees in 99 locations in 55 countries. During the six months ended June 30, 2026 we derived 29.0%, 59.0% and 12.0% of our revenue in the United States, Europe and Rest of World respectively (during the six months ended June 30, 2025: 30.7%, 58.6% and 10.7% respectively).

We began operations in 1990 and have expanded our business through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

Bridge Secured Credit Facility

On April 27, 2026, ICON Global Treasury Unlimited Company (the “Bridge Facility Borrower”), a subsidiary of the Company, entered into a bridge facility credit agreement for an aggregate principal amount of $500 million (the "Bridge Secured Credit Facility").

On July 15, 2026, the Company drew down on the Bridge Secured Credit Facility in full and used the proceeds of $500.0 million to repay in full $500.0 million aggregate principal amount of the 2.875% Senior Secured Notes (the “2026 Notes”) issued by a subsidiary of the Group in July 2021 that matured on July 15, 2026. The Bridge Secured Credit Facility will mature on April 26, 2027.

Disposal of Symphony Health Solutions Corporation

On May 8, 2026, ICON completed the disposal of Symphony Health Solutions Corporation ("Symphony") pursuant to a merger agreement, by and among HealthVerity, Inc. ("HealthVerity"), Symphony, Pharmaceutical Research Associates, Inc. and HealthVerity Merger Sub, Inc. ("HV Merger Sub"), a wholly owned subsidiary of HealthVerity. Pursuant to the merger agreement, HV Merger Sub merged with and into Symphony, with Symphony surviving the merger as a wholly owned subsidiary of HealthVerity.

The consideration payable by HealthVerity in connection with the merger consisted of shares of stock in HealthVerity, subject to customary adjustments as set forth in the merger agreement. In connection with the merger, ICON also purchased additional shares of stock in HealthVerity for an aggregate purchase price of $37.5 million. As a result, ICON holds a minority equity interest in HealthVerity. The Company recorded a loss on disposal of subsidiary undertaking of $32.9 million in connection with the disposal. As of June 30, 2026, the carrying value of the Company's investment in HealthVerity was $nil.

Foreign exchange translation
The Company prepares its financial statements in United States ("U.S.") dollars while the local results of a certain number of our subsidiaries are prepared in currencies other than the U.S. dollar, including, amongst others, the pound sterling and the euro. In addition, the Company's contracts with clients are sometimes denominated in currencies other than the U.S. dollar. Finally, the Company is exposed to a wide variety of currencies in the expenses line due to most expenses being incurred in the local currencies of where global operations are based. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies can impact the Company’s financial results.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2026 AND DECEMBER 31, 2025

	(Unaudited)	(Audited)
	June 30, 2026	December 31, 2025
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$928,385	$647,295
Accounts receivable, net of allowance for credit losses	1,458,354	1,474,898
Unbilled revenue	1,054,478	1,096,592
Other receivables	117,413	116,750
Prepayments and other current assets	114,811	105,316
Income taxes receivable	75,204	60,824
Total current assets	$3,748,645	$3,501,675

Non-current assets:
Property, plant and equipment, net	385,427	395,724
Goodwill	8,721,268	8,731,689
Intangible assets, net	3,146,498	3,247,118
Operating right-of-use assets	114,859	128,948
Other receivables	68,985	75,707
Deferred tax asset	107,409	106,871
Investments in equity	107,229	82,050
Total Assets	$16,400,320	$16,269,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$118,238	$192,117
Unearned revenue	1,603,204	1,550,471
Other liabilities	916,522	904,826
Income taxes payable	16,939	18,999
Current bank credit lines, loan facilities and notes	1,279,762	529,762
Total current liabilities	$3,934,665	$3,196,175

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	2,110,783	2,872,616
Lease liabilities	102,790	117,122
Non-current other liabilities	77,674	72,807
Non-current income taxes payable	105,923	103,251
Deferred tax liability	690,323	714,427
Commitments and contingencies	—	—
Total Liabilities	$7,022,158	$7,076,398

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
77,154,209 shares issued and outstanding at June 30, 2026 and
76,567,325 shares issued and outstanding at December 31, 2025	6,346	6,305
Additional paid‑in capital	7,180,646	7,131,956
Other undenominated capital	1,606	1,606
Accumulated other comprehensive loss	(109,820)	(68,534)
Retained earnings	2,299,384	2,122,051
Total Shareholders' Equity	$9,378,162	$9,193,384
Total Liabilities and Shareholders' Equity	$16,400,320	$16,269,782

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands, except share and per share data)

Revenue	$2,063,486	$2,039,088	$4,097,485	$4,054,408

Costs and expenses:
Direct costs	1,584,192	1,455,758	3,140,265	2,905,016
Selling, general and administrative	194,318	205,006	394,916	403,390
Depreciation and amortization	90,767	97,718	181,098	193,676
Transaction and integration related	2,529	6,717	5,716	12,121
Restructuring	20,904	42,950	30,980	82,296
Loss on disposal of subsidiary undertaking	32,947	—	32,947	—
Total costs and expenses	1,925,657	1,808,149	3,785,922	3,596,499

Income from operations	137,829	230,939	311,563	457,909
Interest income	3,155	2,054	4,976	3,856
Interest expense	(48,787)	(50,151)	(96,784)	(97,760)

Income before income tax (expense) / benefit	92,197	182,842	219,755	364,005
Income tax (expense) / benefit	(19,615)	20,674	(42,422)	323
Net income	$72,582	$203,516	$177,333	$364,328

Net income per ordinary share:

Basic	$0.94	$2.57	$2.31	$4.56
Diluted	$0.94	$2.56	$2.29	$4.54

Weighted average number of ordinary shares outstanding:

Basic	76,845,757	79,245,448	76,712,589	79,899,091
Diluted	77,371,396	79,547,444	77,316,605	80,235,900

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands)
Net income	$72,582	$203,516	$177,333	$364,328
Other comprehensive (loss) / income, net of tax:
Currency translation adjustment	(14,791)	104,428	(41,286)	163,586
Movement on cash flow hedge	—	—	—	(2,420)
Total comprehensive income	$57,791	$307,944	$136,047	$525,494

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at December 31, 2025	76,567,325	$6,305	$7,131,956	$1,606	$(68,534)	$2,122,051	$9,193,384
Comprehensive income (net of tax):
Net income	—	—	—	—	—	104,751	104,751
Currency translation adjustment	—	—	—	—	(26,495)	—	(26,495)
Total Comprehensive Income							78,256
Exercise of share options	10,174	1	1,085	—	—	—	1,086
Issue of restricted share units	24,039	1	—	—	—	—	1
Share based compensation expense	—	—	27,574	—	—	—	27,574
Share issuance costs	—	—	(5)	—	—	—	(5)
Balance at March 31, 2026	76,601,538	$6,307	$7,160,610	$1,606	$(95,029)	$2,226,802	$9,300,296
Comprehensive income (net of tax):
Net income	—	—	—	—	—	72,582	72,582
Currency translation adjustment	—	—	—	—	(14,791)	—	(14,791)
Total Comprehensive Income							57,791
Exercise of share options	12,519	1	1,584	—	—	—	1,585
Issue of restricted share units	540,152	38	—	—	—	—	38
Share based compensation expense	—	—	18,456	—	—	—	18,456
Share issuance costs	—	—	(4)	—	—	—	(4)
Balance at June 30, 2026	77,154,209	$6,346	$7,180,646	$1,606	$(109,820)	$2,299,384	$9,378,162

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at December 31, 2024	80,756,860	$6,586	$7,020,231	$1,304	$(229,929)	$2,643,162	$9,441,354
Comprehensive income, net of tax:
Net income	—	—	—	—	—	160,812	160,812
Currency translation adjustment	—	—	—	—	59,158	—	59,158
Movement on cash flow hedge	—	—	—	—	(2,420)	—	(2,420)
Total comprehensive income							217,550
Exercise of share options	40,883	3	4,759	—	—	—	4,762
Issue of restricted share units and performance share units	27,046	1	—	—	—	—	1
Share based compensation expense	—	—	12,359	—	—	—	12,359
Share issuance costs	—	—	(5)	—	—	—	(5)
Repurchase of ordinary shares	(1,360,537)	(85)	—	85	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at March 31, 2025	79,464,252	$6,505	$7,037,344	$1,389	$(173,191)	$2,553,824	$9,425,871
Comprehensive income, net of tax:
Net income	—	—	—	—	—	203,516	203,516
Currency translation adjustment	—	—	—	—	104,428	—	104,428
Total comprehensive income							307,944
Exercise of share options	17,901	1	1,733	—	—	—	1,734
Issue of restricted share units	7,158	1	—	—	—	—	1
Share based compensation expense	—	—	15,251	—	—	—	15,251
Share issuance costs	—	—	(4)	—	—	—	(4)
Repurchase of ordinary shares	(1,717,181)	(117)	—	117	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at June 30, 2025	77,772,130	$6,390	$7,054,324	$1,506	$(68,763)	$2,507,190	$9,500,647

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025
(UNAUDITED)

	Six Months Ended
	June 30, 2026	June 30, 2025
	(in thousands)
Cash flows provided by operating activities:
Net income	$177,333	$364,328

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	181,098	193,676
Impairment of operating right-of-use assets and related property, plant and equipment	—	5,573
Reduction in carrying value of operating right-of-use assets	17,888	18,977
Loss on disposal of subsidiary undertaking	32,947	—
Amortization of financing costs and debt discount	3,048	2,971
Stock compensation expense	46,030	27,610
Deferred tax benefit	(26,142)	(46,095)
Unrealized foreign exchange movements	(22,905)	34,777
Other non-cash items	5,048	15,266
Changes in operating assets and liabilities:
Accounts receivable	(46,728)	15,149
Unbilled revenue	34,981	(138,521)
Unearned revenue	107,463	25,761
Other net assets	(61,785)	(105,031)
Net cash provided by operating activities	448,276	414,441

Cash flows used in investing activities:
Purchase of property, plant and equipment	(73,193)	(61,185)
Purchase of subsidiary undertakings (net of cash acquired)	—	(2,537)
Cash outflow on disposal of subsidiary undertaking (including cash sold)	(55,513)	—
Proceeds from investments in equity	4,741	561
Purchase of investments in equity	(23,809)	(12,330)
Net cash used in investing activities	(147,774)	(75,491)

Cash flows used in financing activities:
Debt issue costs	(2,294)	—
Drawdown of credit lines and loan facilities	—	50,000
Repayment of credit lines and loan facilities	(14,881)	(64,881)
Proceeds from exercise of equity compensation	2,710	6,498
Share issue costs	(9)	(9)
Repurchase of ordinary shares	—	(500,000)
Share repurchase costs	—	(300)
Net cash used in financing activities	(14,474)	(508,692)

Effect of exchange rate movements on cash	(4,938)	21,353
Net increase / (decrease) in cash and cash equivalents	281,090	(148,389)
Cash and cash equivalents at beginning of period	647,295	538,785
Cash and cash equivalents at end of period	$928,385	$390,396

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
June 30, 2026
1. Basis of presentation

These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Annual Report on Form 20-F for the year ended December 31, 2025 (see Note 2 Summary of significant accounting policies). Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2026.
2. Summary of significant accounting policies

Revenue recognition

The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. These services, which are described below, can be purchased collectively or individually as part of a clinical trial contract. There is not significant variability in how economic factors affect these services. Contracts range in duration from a number of months to several years.

ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s), which have been applied to revenue recognized from each service described below.

Clinical trial service revenue

A clinical trial service is a single performance obligation satisfied over time. It represents the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) and is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research projects. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through / reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized over time as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of pass-through / reimbursable expenses) at each reporting period as a percentage of forecasted total project costs.

Laboratory services revenue

Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services is transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amount corresponds to the value of the Company's performance and the transfer of value to the customer.

Contracting services revenue

The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue

Our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized over time as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

Data services revenue

The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognizes revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Certain arrangements include upfront customization or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product. These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognizes revenue under these contracts over time, using an appropriate measure of progress, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognized as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract.

Commissions

Incremental costs of obtaining a contract are recognized as an asset on the Consolidated Balance Sheets in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.
Intangible Assets

Intangible assets are measured at fair value at the date of acquisition and amortized on a straight-line basis over their respective estimated useful lives. The Company has no indefinite-lived intangible assets. The Company evaluates its intangible assets for impairment when indicators of impairment exist.

Intangible assets are amortized on a straight-line basis over their estimated useful lives, as set forth in the table below:

Estimated Useful Life
Customer relationships	8 - 23 years
Order backlog	3 - 5 years
Technology assets	5 years

The Company periodically assesses the estimated useful lives of intangible assets to evaluate whether what was established at acquisition continues to be appropriate.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision of income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheets. The Company accounts for the impact of Global Intangible Low-Taxed Income (“GILTI”) in the period it arises and has therefore not provided for deferred taxes in respect of this item.

Disposal of subsidiary undertaking

Where there is a loss of control over a subsidiary, the Company de-consolidates the entity as of the date the Company ceases to have a controlling financial interest. The Company accounts for the de-consolidation of a subsidiary by recognizing a gain or loss in the Consolidated Statements of Operations, measured as the difference between the aggregate of the fair value of the consideration received and the carrying amount of the former subsidiary’s assets and liabilities.
3. Revenue

Revenue disaggregated by customer concentration is as follows:

	Three months ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands)
Clients 1-5	$494,853	$502,385	$1,002,850	$998,504
Clients 6-10	320,646	300,080	626,987	607,546
Clients 11-25	516,117	523,737	984,131	994,379
Other	731,870	712,886	1,483,517	1,453,979
Total	$2,063,486	$2,039,088	$4,097,485	$4,054,408

There was no revenue from individual customers greater than 10% of consolidated revenue in the respective periods.

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivables and unbilled revenue are as follows:

	June 30, 2026	December 31, 2025
	(in thousands)
Accounts receivable (Billed services)	$1,497,426	$1,517,217
Allowance for credit losses	(39,072)	(42,319)
Accounts receivable (net)	1,458,354	1,474,898
Unbilled revenue (Unbilled services)	1,054,478	1,096,592
Accounts receivable and unbilled revenue, net	$2,512,832	$2,571,490

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

	June 30, 2026	December 31, 2025	$ Change	% Change
	(in thousands, except percentages)
Unbilled revenue (Unbilled services)	$1,054,478	$1,096,592	$(42,114)	(3.8)%
Unearned revenue (Payments on account)	(1,603,204)	(1,550,471)	(52,733)	3.4%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled revenue and therefore contract assets rather than accounts receivable when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right of set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

Unbilled services as at June 30, 2026 decreased by $42.1 million compared to December 31, 2025. Unearned revenue increased by $52.7 million compared to December 31, 2025. These fluctuations are primarily due to the timing of payments and invoicing related to the Company's clinical trial management contracts. Billings and payments are established by contractual provisions on the delivery of units/milestones including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

As of June 30, 2026, approximately $15.7 billion (December 31, 2025, $14.9 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 47% of the unsatisfied performance obligations over the next 12 months (December 31, 2025: 48%), with the remainder expected to be recognized thereafter over the duration of the customer contracts. We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize this unsatisfied performance obligation as revenue.

5. Goodwill
The change in the carrying amount of goodwill between December 31, 2025 and June 30, 2026 is as follows:

	Six Months Ended	Year ended
	June 30, 2026	December 31, 2025
	(in thousands)
Opening balance	$8,731,689	$9,051,410
Prior period acquisitions	—	5,109
Impairment	—	(364,248)
Foreign exchange movement	(10,421)	39,418
Closing balance	$8,721,268	$8,731,689
There were no impairment charges during the six months ended June 30, 2026 or June 30, 2025 (during the year ended December 31, 2025: $364.2 million related to the Company's Data Solutions reporting unit). The Data Solutions reporting unit comprised of Symphony, which was disposed of on May 8, 2026.

6. Intangible assets

The carrying amount of intangible assets as at June 30, 2026 and December 31, 2025 is as follows:

	June 30, 2026	December 31, 2025
	(in thousands)
Cost
Customer relationships	$4,114,183	$4,134,478
Order backlog	544,492	546,054
Trade names & brands	189,685	204,721
Patient database	2,457	170,511
Technology assets	116,458	151,754
Total cost	4,967,275	5,207,518
Accumulated amortization	(1,820,777)	(1,873,663)
Impairment	—	(86,737)
Net book value	$3,146,498	$3,247,118

In the three months ended June 30, 2026 the amortization expense recognized by the Company was $50.1 million (three months ended June 30, 2025: $59.1 million).

In the six months ended June 30, 2026, the amortization expense recognized by the Company was $100.4 million (six months ended June 30, 2025: $118.0 million and year ended December 31, 2025: $227.2 million).

There were no additions to intangible assets during the six months ended June 30, 2026.

7. Fair value measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 — Quoted prices in active markets for identical assets or liabilities.
•Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments.

As of June 30, 2026, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Investments in equity[1]	$—	$—	$—	$104,729	$104,729
Total assets	$—	$—	$—	$104,729	$104,729

As of December 31, 2025, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Investments in equity[1]	$—	$—	$—	$79,550	$79,550
Total assets	$—	$—	$—	$79,550	$79,550

1To determine the classification of its investments in equity, the Company considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that certain interests in funds meet the definition of equity securities without readily determinable fair values, which qualify for the Net Asset Value (NAV) practical expedient in ASC 820, Fair value measurement. Any increases or decreases in fair value are recognized in net income in the period. As at June 30, 2026 investments in equity excludes investments in equity securities recorded at cost, net of impairment of $2.5 million (December 31, 2025: $2.5 million) which do not qualify for the NAV practical expedient.

Non-recurring fair value measurements

Certain assets and liabilities are carried on the accompanying Condensed Consolidated Balance Sheets at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill that is tested for impairment annually or when a triggering event occurs. As at June 30, 2026, assets carried on the Condensed Consolidated Balance Sheets which are not re-measured to fair value on a recurring basis totaled $11,870.3 million (December 31, 2025: $11,981.3 million). These assets are comprised of goodwill of $8,721.3 million (December 31, 2025: $8,731.7 million), intangible assets of $3,146.5 million (December 31, 2025: $3,247.1 million) and investments in equity recorded at cost, net of impairment of $2.5 million (December 31, 2025: $2.5 million).

The estimated fair value of the Company’s debt was $3,437.7 million at June 30, 2026 (December 31, 2025: $3,500.1 million). The fair values of the senior secured term loan facility, the 2026 Notes and the New Notes (as defined in Note 10 Bank credit lines, loan facilities and notes) were determined based on rates at which the debt is traded among financial institutions.

8. Restructuring

In the six months ended June 30, 2026, a $31.0 million restructuring charge was recorded in the Condensed Consolidated Statement of Operations under a restructuring plan reflecting a workforce reduction. In the six months ended June 30, 2025 a restructuring charge of $82.3 million was recorded, which reflected a workforce reduction of $75.6 million and an office consolidation program to optimize the Company's office footprint of $6.7 million.

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands)
Restructuring charges	$20,904	$42,950	$30,980	$82,296
Total	$20,904	$42,950	$30,980	$82,296
At June 30, 2026, a total liability of $23.2 million (December 31, 2025: $12.5 million) was recorded on the Condensed Consolidated Balance Sheet relating to restructuring activities.

	Six Months Ended	Year Ended
	June 30, 2026	December 31, 2025
	(in thousands)
Opening provision	$12,525	$31,474
Charge during the period	30,980	75,386
Utilization	(20,308)	(94,335)
Closing provision	$23,197	$12,525
The closing provision as at June 30, 2026 of $23.2 million (December 31, 2025: $12.5 million) reflects:
(1) $21.1 million (December 31, 2025: $9.1 million) of personnel related liabilities as a result of the workforce reduction; all of which have been classified as short-term within Other Liabilities, and
(2) $2.1 million (December 31, 2025: $3.4 million) of facilities related liabilities of which $0.5 million (December 31, 2025: $1.3 million) is included within Other Liabilities and $1.6 million (December 31, 2025: $2.1 million) is included within Non-Current Other Liabilities.

9. Operating leases
Lease costs recorded under operating leases for three and six months ended June 30, 2026 and June 30, 2025 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands)
Operating lease costs	$10,634	$11,469	$21,414	$22,668
Sublease income	(506)	(851)	(885)	(1,619)
Net lease costs	$10,128	$10,618	$20,529	$21,049

Of the total cost of $10.1 million incurred in the three months ended June 30, 2026 (June 30, 2025: $10.6 million), $8.5 million (June 30, 2025: $9.2 million) is recorded within selling, general and administration costs and $1.6 million (June 30, 2025: $1.4 million) is recorded within direct costs.

Of the total cost of $20.5 million incurred in the six months ended June 30, 2026 (June 30, 2025: $21.0 million), $17.4 million (June 30, 2025: $18.1 million) is recorded within selling, general and administration costs and $3.1 million (June 30, 2025: $2.9 million) is recorded within direct costs.

During the three and six months ended June 30, 2026 and June 30, 2025, costs incurred by the Group related to variable lease payments were de minimis.

Right-of-use assets obtained, in exchange for lease obligations during the three months ended June 30, 2026, totaled $1.9 million (June 30, 2025: $2.8 million). Right-of-use assets obtained, in exchange for lease obligations during the six months ended June 30, 2026, totaled $6.9 million (June 30, 2025: $9.8 million).

The weighted average remaining lease term and weighted-average discount rate at June 30, 2026 were 5.66 years and 3.83%, respectively. The weighted average remaining lease term and weighted-average discount rate at December 31, 2025 were 5.96 years and 4.04%, respectively.

Future minimum lease payments under non-cancelable leases as of June 30, 2026 were as follows:

(in thousands)
Year 1	$36,942
Year 2	33,054
Year 3	24,659
Year 4	16,716
Year 5	9,590
Thereafter	28,727
Total future minimum lease payments	149,688
Lease imputed interest	(14,425)
Total	$135,263

Operating lease liabilities are presented as current and non-current. As at June 30, 2026, operating lease liabilities of $32.5 million have been included in Other liabilities (December 31, 2025: $36.3 million) and $102.8 million have been classified as Non-Current Lease Liabilities (December 31, 2025: $117.1 million).

10. Bank credit lines, loan facilities and notes

The Company had the following debt outstanding as of June 30, 2026 and December 31, 2025:

		Interest rate as of		Principal amount
	Maturity Date	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
				(in thousands)
Senior Secured Term Loan	July 2028	5.732%	5.672%	$901,807	$916,688
Senior Secured Notes (the "2026 Notes")	July 2026	2.875%	2.875%	500,000	500,000
Senior Secured Notes (the "2027 Notes")*	May 2027	5.809%	5.809%	750,000	750,000
Senior Secured Notes (the "2029 Notes")*	May 2029	5.849%	5.849%	750,000	750,000
Senior Secured Notes (the "2034 Notes")*	May 2034	6.000%	6.000%	500,000	500,000
Total debt				3,401,807	3,416,688
Less current portion of long-term debt				(1,279,762)	(529,762)
Total long-term debt				2,122,045	2,886,926
Less debt issuance costs and debt discount				(11,262)	(14,310)
Total long-term debt, net				$2,110,783	$2,872,616
*Issued May 8, 2024

As of June 30, 2026, the contractual maturities of the Company's debt obligations were as follows:

Contractual maturities of debt	(in thousands)
2026 (remaining)	$514,881
2027	779,762
2028	857,164
2029	750,000
2030 and thereafter	500,000
Total	$3,401,807

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, the 2026 Notes and the New Notes.

The New Notes

On May 8, 2024, ICON Investments Six Designated Activity Company (the “Issuer”), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes (the “New Notes”). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the “2027 Notes”), $750 million 5.849% Senior Secured Notes due 2029 (the “2029 Notes”) and $500 million 6.000% Senior Secured Notes due 2034 (the “2034 Notes”).

The Company paid an underwriting discount of $6.8 million on the New Notes being: 0.250% of the principal amount of the 2027 Notes, 0.350% of the principal amount of the 2029 Notes and 0.450% of the 2034 Notes. Further, the 2034 Notes were issued at a discount of $0.5 million (issued at 99.896% of par).

The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

Interest on the New Notes is payable on May 8 and November 8 of each year, having commenced on November 8, 2024. Unless previously redeemed, the 2027 Notes will mature on May 8, 2027, the 2029 Notes will mature on May 8, 2029 and the 2034 Notes will mature on May 8, 2034.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries, in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes (the “Subsidiary Guarantors” and, collectively with ICON, the “Guarantors”). The New Notes are the senior secured obligation of the Issuer and the Guarantors and rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt and senior in right of payment to all of the Issuer's and Guarantors' existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the Guarantors that also secure the Issuer’s and the Guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness.

Senior Secured Credit Facilities

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. (“PRA”) by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of PRA Health Sciences (the “Merger”). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement (the “Credit Agreement”) providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the “Senior Secured Credit Facilities”). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million. The Senior Secured Credit Facilities and the 2026 Notes were issued at a discount of $27.6 million.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR plus an applicable margin which is dependent on the Company's net leverage ratio. At June 30, 2026, the applicable margin is 2.0%. The margin on the senior secured term loan facility is subject to a floor of 0.50%.

On November 26, 2025, the parties to the Credit Agreement entered into a Fourth Amendment (the “Fourth Amendment”) to reprice and extend the senior secured revolving credit facility.

As a result of the Fourth Amendment, the maturity was extended from a five-year term to a seven-year term ending July 1, 2028. Reflecting the Fourth Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.35% or 0.00%, based on the Company’s current corporate family rating assigned by S&P of BB (or lower) or BB+ (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.35%, 1.00%, 0.75%, 0.55%, or 0.40% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

The Borrowers’ (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the 2026 Notes and the New Notes subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.

Principal repayments on the senior secured term loan, comprising mandatory repayments, during the six months ended June 30, 2026 and year ended December 31, 2025 were as follows:

Principal repayments	(in thousands)
Quarter 1, 2025	$(7,440)
Quarter 2, 2025	(7,441)
Quarter 3, 2025	(7,440)
Quarter 4, 2025	(7,441)
Total repayments in 2025	$(29,762)
Quarter 1, 2026	(7,440)
Quarter 2, 2026	(7,441)
Total repayments in 2026	$(14,881)

During the six months ended June 30, 2026, the Company drew down $nil (year ended December 31, 2025: $50.0 million) of the senior secured revolving loan facility and repaid $nil (year ended December 31, 2025: $50.0 million) as shown below. As at June 30, 2026, $nil (December 31, 2025: $nil) was drawn under the senior secured revolving loan facility.

	Drawdown	Repayment	Closing Balance
(in thousands)
Quarter 1, 2025	$50,000	$(50,000)	$—
Quarter 2, 2025	—	—	—
Quarter 3, 2025	—	—	—
Quarter 4, 2025	—	—	—
Total drawdown / (repayment) in 2025	50,000	(50,000)	—
Quarter 1, 2026	—	—	—
Quarter 2, 2026	—	—	—
Total drawdown / (repayment) in 2026	$—	$—	$—

2026 Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued the 2026 Notes of $500 million in aggregate principal amount of 2.875% senior secured notes in a private offering (the “Offering”). The 2026 Notes matured on July 15, 2026.

Bridge Secured Credit Facility

On April 27, 2026, ICON Global Treasury Unlimited Company (the “Bridge Facility Borrower”), a subsidiary of the Company, entered into a bridge facility credit agreement for an aggregate principal amount of $500 million (the "Bridge Secured Credit Facility").

The borrowings under the Bridge Secured Credit Facility do not amortize and are due at final maturity. The interest rate margin applicable to borrowings under the Bridge Secured Credit Facility is USD Term SOFR plus a fixed calendared applicable margin ranging from 1.00% to 2.25%. At June 30, 2026, the applicable margin was 1.00%.

The Bridge Facility Borrower’s obligations under the Bridge Secured Credit Facility are guaranteed by ICON and the subsidiary guarantors party thereto. The Bridge Secured Credit Facility is secured by a lien on substantially all of the assets (subject to certain exceptions) of ICON, the Bridge Facility Borrower and each of the subsidiary guarantors, and the Bridge Secured Credit Facility will have a first-priority lien on such assets which will rank pari passu with the lien securing ICON’s other first lien secured indebtedness and is subject to other permitted liens. The Company is permitted to make voluntary prepayments under the Bridge Secured Credit Facility without premium or penalty (subject to customary break funding payments).

The Bridge Secured Credit Facility contains customary negative covenants, including, but not limited to, restrictions on the ability of ICON and its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.

The Bridge Secured Credit Facility provides that, upon the occurrence of certain events of default, the obligations under the credit agreement may be accelerated. Such events of default will include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension-plan events, change of control and other customary events of default.

As of June 30, 2026, the Company had incurred $2.3 million of debt issuance costs related to the Bridge Secured Credit Facility. As no amounts had been drawn under the facility as of June 30, 2026, these costs were recorded within "Prepayments and other current assets" in the Condensed Consolidated Balance Sheet. Upon drawing the facility, the associated debt issuance costs will be reclassified as a direct deduction from the carrying amount of the related debt and amortized to interest expense over the term of the facility using the effective interest method.

On July 15, 2026, the Company drew down on the Bridge Secured Credit Facility in full and used the proceeds of 500.0 million to repay in full 500.0 million aggregate principal amount of the 2.875% Senior Secured Notes (the “2026 Notes”) issued by a subsidiary of the Group in July 2021 that matured on July 15, 2026. The Bridge Secured Credit Facility will mature on April 26, 2027.

Waivers to the debt agreements

On April 27, 2026, the parties (limited to the borrowers and revolving lenders under the senior secured revolving loan facility only) to the Credit Agreement entered into a Consent to Credit Agreement pursuant to which such revolving lenders agreed to provide a limited and temporary waiver of the requirement to deliver certain financial statements under the senior secured revolving credit facility in connection with the borrowings thereunder. The waiver applied solely for the specified consent period ending May 31, 2026.

On May 18, 2026, the Company launched a consent and waiver to the Credit Agreement (applicable to all facilities thereunder) in order to request that the requisite lenders thereunder agree to (i) waive the technical default caused by the Company’s late delivery of annual financial statements for the fiscal year ending December 31, 2025, (ii) provide an extension of the delivery of the Company’s annual financial statements for the fiscal year ending December 31, 2025 to July 16, 2026 and (iii) provide an extension of the delivery of the Company’s quarterly financial statements for the fiscal quarter ending March 31, 2026 to July 31, 2026. Consent to the waiver was received on May 22, 2026.

The Company filed its Annual Report on Form 20-F for the year ended December 31, 2025 on May 27, 2026. The Company filed its quarterly financial statements for the fiscal quarter ending March 31, 2026 on June 23, 2026.

Fair Value of Debt

The estimated fair value of the Company’s debt was $3,437.7 million at June 30, 2026 (December 31, 2025: $3,500.1 million). The fair values of the senior secured term loan facility, the 2026 Notes and the New Notes were determined based on rates at which the debt is traded among financial institutions.

11. Income taxes
Income taxes recognized during the three and six months ended June 30, 2026 and June 30, 2025, comprise:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands)
Income tax expense / (benefit)	$19,615	$(20,674)	$42,422	$(323)
Total	$19,615	$(20,674)	$42,422	$(323)

The Income tax expense / (benefit) for the three months ended June 30, 2026 is a $19.6 million income tax expense, compared to a $20.7 million benefit for the three months ended June 30, 2025. The Company's effective tax rate for the three months ended June 30, 2026 was 21.3% compared with (11.3)% for the three months ended June 30, 2025, primarily due to the net increase of provisions for uncertain tax positions in the period of $1.9 million (three months ended June 30, 2025: $29.3 million release), and no release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings (three months ended June 30, 2025: $30.6 million release).

The Income tax expense / (benefit) for the six months ended June 30, 2026 is a $42.4 million income tax expense, compared to a $0.3 million benefit for the six months ended June 30, 2025. The Company's effective tax rate for the six months ended June 30, 2026 was 19.3% compared with (0.1)% for the six months ended June 30, 2025 primarily due to the net increase of provisions for uncertain tax positions in the period of $2.7 million (six months ended June 30, 2025: $27.3 million release), and no release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings (six months ended June 30, 2025: $30.8 million release).

In the normal course of business, the Company provides for uncertain tax positions and the related interest and adjusts its unrecognized tax benefits and accrued interest accordingly. As at June 30, 2026 the Company maintains a $105.9 million liability (December 31, 2025: $103.3 million) for unrecognized tax benefits, which is comprised of $80.8 million (December 31, 2025: $81.0 million) and $25.1 million (December 31, 2025: $22.3 million) for interest and penalties related to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed the filing positions in all of the significant jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The periods subject to audit by the major tax jurisdictions where the Company does business are the 2015 through 2025 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.
12. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	76,845,757	79,245,448	76,712,589	79,899,091
Effect of dilutive share options and other awards outstanding under share based compensation programs	525,639	301,996	604,016	336,809
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	77,371,396	79,547,444	77,316,605	80,235,900

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income per Ordinary Share:
Basic	$0.94	$2.57	$2.31	$4.56
Diluted	$0.94	$2.56	$2.29	$4.54

13. Share based awards

Share Options

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may grant options to any consultant, adviser or Outside Director retained by the Company or any Subsidiary for the purchase of ordinary shares.

On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans. An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan.

On May 14, 2026, the 2008 Consultants Plan was amended to extend the expiration dates of options that would otherwise expire during periods when the sale of shares is prohibited, for a period equal to 30 open trading days following the reopening of the trading window in accordance with the Share Trading Policy. No options may be granted under the 2008 Option Plans after February 14, 2027.

Each option granted under the 2008 Option Plans will be a nonqualified stock option, or NSO, and not an incentive stock option as described in Section 422 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however, option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

Share option awards are granted with an exercise price equal to the market price of the Company's shares at date of grant. Share options typically vest over a period of four to five years from date of grant and expire eight years from date of grant. Share options granted to Outside Directors during 2018 vested over 12 months and expire eight years from the date of grant.

Legacy PRA Equity Incentive Plans

The following represent the legacy PRA equity incentive plans, which still have equity outstanding but have been terminated as of July 1, 2021 as to grants of future awards.
Pursuant to the Merger Agreement, effective on July 1, 2021, each outstanding stock option and restricted stock unit under the PRA Plans was assumed by the Company and converted into a stock option or Restricted Share Unit exercisable for or payable in Ordinary Shares based on the ratio of the average trading price per Ordinary Share for the ten days prior to July 1, 2021, and the corresponding value of the merger consideration for each PRA Share. Accordingly, the plans as detailed below were assumed by the Company.
PRA Health Sciences, Inc. 2020 Stock Incentive Plan (the “2020 Plan”), 2018 Stock Incentive Plan (the “2018 Plan”), and 2014 Omnibus Incentive Plan (the “2014 Plan”) were amended and restated and assumed by the Registrant effective as of July 1, 2021.
The 2020 Stock Incentive Plan was approved by the PRA stockholders at their annual meeting on May 18, 2020. The 2020 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2020 Plan authorized the issuance of 2.5 million shares of common stock plus all shares that remained available under the prior plan on May 18, 2020.
The 2018 Stock Incentive Plan was approved by the PRA stockholders at their annual meeting on May 31, 2018. The 2018 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2018 Plan authorized the issuance of 2.0 million shares of common stock plus all shares that remained available under the 2014 Plan on May 31, 2018 (which included shares carried over from the 2013 plan).
On November 23, 2014, the PRA Health Sciences, Inc. Board of Directors approved the formation of the 2014 Plan for key PRA Employees. The 2014 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws.
The following table summarizes option activity for the six months ended June 30, 2026:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2025	639,184	$179.12	3.90
Granted	—	—
Exercised	(22,693)	$117.69
Expired	(31,560)	$116.06
Outstanding at June 30, 2026	584,931	$184.91	3.59
Exercisable at June 30, 2026	508,795	$179.86	3.23

The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2026 was 508,795. Fully vested share options at June 30, 2026 have an average remaining contractual term of 3.23 years and an average exercise price of $179.86.

Fair value of Stock Options Assumptions

There were no options granted during the six months ended June 30, 2026. The weighted average fair value of options granted during the six months ended June 30, 2025 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Six Months Ended
	June 30, 2026	June 30, 2025
Weighted average grant date fair value	$—	$64.42
Assumptions:
Expected volatility	—	35%
Dividend yield	—	—%
Risk-free interest rate	—	4.00%
Expected life	—	4.4 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Further, on October 25, 2024, the 2013 RSU Plan was amended and restated effective as of November 6, 2024 in order to increase the number of ordinary shares that can be issued under the 2013 RSU Plan by a further 2.5 million shares. Accordingly, an aggregate of 6.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after November 6, 2034.

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or Outside Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to Outside Directors vest over twelve months. No awards may be granted under the 2019 Consultants RSU Plan after May 16, 2029.

    The following table summarizes RSU and PSU activity for the six months ended June 30, 2026:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2025	16,474	$185.18	1,476,169	$162.53
Granted	—	—	—	—
Shares vested	—	—	(564,191)	$132.81
Cash Settled	—	—	(18,470)	$127.17
Forfeited	(6,177)	$185.18	(64,869)	$180.69
Outstanding at June 30, 2026	10,297	$185.18	828,639	$182.14

The fair value of PSUs vested for the six months ended June 30, 2026 were nil (June 30, 2025: $1.9 million). The fair value of RSUs vested for the six months ended June 30, 2026 totaled $74.9 million (June 30, 2025: $7.1 million). The PSUs vest based on service and specified EPS targets over the periods 2024 - 2026 and 2025 - 2027. Depending on the amount of EPS from 2024 to 2027, up to an additional 47,779 PSUs may also be granted.

Stock compensation expense

Stock compensation expense for the three and six months ended June 30, 2026 and June 30, 2025 has been allocated as follows:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands)
Direct costs	$12,422	$9,290	$30,718	$14,671
Selling, general and administrative	7,014	6,143	15,700	13,056
Total	$19,436	$15,433	$46,418	$27,727

14. Share capital

No ordinary shares were redeemed by the Company during the six months ended June 30, 2026.

On February 18, 2025, the Company's Board of Directors authorized an additional share repurchase program under which the Company may repurchase up to $750.0 million of the outstanding ordinary shares of the Company by way of redemption. On July 22, 2025, the Company's Board of Directors authorized a further additional repurchase program under which the Company could repurchase up to $500.0 million of the outstanding ordinary shares of the Company by way of redemption.

As of June 30, 2026, the Company had remaining authorization (which includes unutilized amounts from previous authorizations) to repurchase up to $750.0 million of ordinary shares under the repurchase program.

During the year ended December 31, 2025, 4,504,330 ordinary shares were redeemed by the Company at an average price of $166.51 per share for a total consideration of $750.0 million.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
March 3/12/2025 - 3/19/2025	1,360,537	$183.75	1,360,537	$750.0
June 6/13/2025 - 6/23/2025	1,717,181	$145.59	1,717,181	$500.0
August 8/15/2025 - 8/20/2025	560,100	$178.20	560,100	$900.2
September 9/10/2025 - 9/19/2025	866,512	$173.33	866,512	$750.0
	4,504,330	$166.51	4,504,330

Under the repurchase program, a broker purchased or may purchase the Company's shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was and may be in the future designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information or due to applicable insider trading laws or self-imposed trading blackout periods. The Company's instructions to the broker in such cases were or may in the future be irrevocable and the trading decisions in respect of the repurchase program were made or will be made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program. In addition, acquisitions under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the program.

15. Business Segment and Geographical Information

The Company is a CRO providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or “blended-service” solution. The Company has expanded through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company operates as one reportable segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. During the six months ended June 30, 2026, the Company determined that the Chief Operating Decision Maker (“CODM”) was comprised of the Chief Executive Officer and the Chief Financial Officer. As the Company is managed on a consolidated basis, the CODM evaluates performance and allocates resources based on consolidated net income. The CODM uses consolidated net income, as reported on the Consolidated Statements of Operations, to evaluate income generated from segment assets and for decisions related to the deployment of operating and capital resources. The measure of segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

The accounting policies of the reportable segment are the same as those described in ICON’s Annual Report on Form 20-F for the year ended December 31, 2025 (see Note 2 Summary of significant accounting policies). In the context of considerations around significant segment expenses, as the expense information that is regularly provided to the CODM is aligned with the respective consolidated expenses for direct costs and selling, general, and administrative expenses, as presented on the Condensed Consolidated Statement of Operations, such expense disclosures are not replicated here. Furthermore, as the Company consists of a single reportable segment, other quantitative disclosures, as required by Topic 280, are as presented on the Consolidated Statement of Operations.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of our global contracting model and the Group’s transfer pricing model.

ICON Clinical Research Limited and Accellacare Limited (collectively “ICON Ireland”) acts as the Group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the Group on the basis of an arm’s length return, in accordance with the 2022 OECD transfer pricing guidelines, for the services they perform in each of their local territories. The arm’s length return for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate return having regard to their respective functions performed, assets owned, and risks assumed in these intercompany transactions. The arm’s length return is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the arm’s length revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the arm’s length revenues attributable to the activities performed outside Ireland.

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

The geographical distribution of the Company’s segment measures for the three and six months ended June 30, 2026 and June 30, 2025 and as at June 30, 2026 and December 31, 2025 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands)
Ireland	$878,389	$902,026	$1,639,749	$1,636,366
Rest of Europe	385,027	360,070	775,874	735,935
U.S.	546,673	573,395	1,189,275	1,245,819
Rest of World	253,397	203,597	492,587	436,288
Total	$2,063,486	$2,039,088	$4,097,485	$4,054,408

b) The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands)
Ireland	$123,676	$199,606	$248,880	$362,984
Rest of Europe	34,974	7,978	66,699	44,821
U.S.	38,414	72,234	88,112	140,721
Rest of World	23,820	10,178	41,206	27,386
Sub-total	$220,884	$289,996	$444,897	$575,912
Amortization of intangible assets	(50,108)	(59,057)	(100,387)	(118,003)
Loss on disposal of subsidiary undertaking	$(32,947)	$—	$(32,947)	$—
Total	$137,829	$230,939	$311,563	$457,909

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

	June 30, 2026	December 31, 2025
	(in thousands)
Ireland	$244,455	$250,566
Rest of Europe	85,091	94,920
U.S.	117,653	122,896
Rest of World	53,087	56,290
Total	$500,286	$524,672

16. Commitments and contingencies

Other than as described below, we do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavorable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favor.

The Company, its former Chief Executive Officer, and its former Chief Financial Officer were named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on February 10, 2025 (Shing v. ICON plc, et al.) and April 2, 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc, et al.), respectively, alleging that defendants made misleading statements regarding the Company’s financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The two cases have been consolidated and are proceeding under the caption In re ICON plc Securities Litigation, No. 2:25-cv-00763 (the "Putative Class Action"). Lead plaintiffs and lead counsel for the putative class were appointed on June 10, 2025. On September 12, 2025, the lead plaintiffs filed an amended complaint that names the Company’s current Chief Executive Officer in addition to the original defendants.

The lead plaintiffs filed their amended complaint on June 26, 2026 (the “Second Amended Complaint”). The Second Amended Complaint adds two new named plaintiffs (Macomb County Retiree Health Care Fund and The Trustees of the Plumbers Local Union No. 690 Pension Fund), as well as the Company's current Chief Financial Officer and a former employee as additional defendants. The Second Amended Complaint asserts additional alleged misstatements regarding the company’s financial performance, as well as a “scheme liability” claim under Section 10(b). ICON and certain named defendants have until September 1, 2026 to move to dismiss the Second Amended Complaint.

Given the preliminary stage of the litigation, we are unable at this time to form a view as to whether an adverse outcome is either probable or remote or to estimate the amount or range of potential loss in the event of an adverse outcome.

17. Disposal of subsidiary undertaking

Disposal of Symphony Health Solutions Corporation

On May 8, 2026, ICON completed the disposal of Symphony Health Solutions Corporation ("Symphony") pursuant to a merger agreement, by and among HealthVerity, Inc. ("HealthVerity"), Symphony, Pharmaceutical Research Associates, Inc. and HealthVerity Merger Sub, Inc. ("HV Merger Sub"), a wholly owned subsidiary of HealthVerity. Pursuant to the merger agreement, HV Merger Sub merged with and into Symphony, with Symphony surviving the merger as a wholly owned subsidiary of HealthVerity.

The consideration payable by HealthVerity in connection with the merger consisted of shares of stock in HealthVerity, subject to customary adjustments as set forth in the merger agreement. In connection with the merger, ICON also purchased additional shares of stock in HealthVerity for an aggregate purchase price of $37.5 million. As a result, ICON holds a minority equity interest in HealthVerity.

The Company's purchase of additional HealthVerity shares occurred in conjunction with the overall disposal transaction. The Company therefore concluded that the disposal of Symphony and the subscription for additional HealthVerity shares were economically linked. Accordingly, the Company accounted for the arrangements together in determining the gain or loss on disposal.

In determining the fair value of the consideration received, the Company considered, among other factors, the rights associated with the shares, HealthVerity's capital structure and other relevant valuation metrics. Based on the specific facts and circumstances of the transaction and the characteristics of the HealthVerity shares received, the Company determined that the fair value of the consideration received was nominal.

The Company recognized a pre-tax loss on disposal, including transaction costs, of $32.9 million in the condensed consolidated Statements of Operations for the three months and six months ended June 30, 2026 related to this disposal. The pre-tax loss on disposal was determined with reference to (i) the fair value of consideration received, (ii) the net carrying amount of Symphony immediately prior to disposal, (iii) the Company's $37.5 million payment made as part of the overall transaction, and (iv) the fair value of certain tax indemnifications. A capital tax loss was generated on disposal of this investment, and no net tax benefit was recorded as a result in the period. As at June 30, 2026 the carrying value of the Company's investment in HealthVerity was $nil.

18. Subsequent events

The Company has evaluated subsequent events from the Balance Sheet date through to the date at which the financial statements were available to be issued.

Other than the drawdown of the Bridge Secured Credit Facility and the repayment of $500 million of Senior Secured Notes disclosed in Note 10 Bank credit lines, loan facilities and notes, the Company has determined that there are no other items to disclose.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2025. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a CRO providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a “blended-service” solution. At June 30, 2026 we had approximately 40,200 employees in 99 locations in 55 countries. During the three months ended June 30, 2026 we derived 26.5%, 61.2% and 12.3% of our revenue in the United States, Europe and Rest of World respectively (during the three months ended June 30, 2025: 28.1%, 61.9% and 10.0% respectively).

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between cost incurred and the total estimated costs of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time, based on our assessment of progress towards completion.

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug being studied, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At June 30, 2026 we had unsatisfied performance obligations of approximately $15.7 billion (see Note 4 Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures where the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

As we conduct operations on a global basis, our effective tax rate has depended, and will depend, on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

The following tables sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

Three Months Ended June 30, 2026

	Three Months Ended June 30,
	2026	2025	2025 to 2026
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue	100.0%	100.0%	1.2%
Costs and expenses:
Direct costs	76.8%	71.4%	8.8%
Selling, general and administrative	9.4%	10.1%	(5.2)%
Depreciation	2.0%	1.9%	5.2%
Amortization	2.4%	2.9%	(15.2)%
Transaction and integration related	0.1%	0.3%	(62.3)%
Restructuring	1.0%	2.1%	(51.3)%
Loss on disposal of subsidiary undertaking	1.6%	—	NM
Income from operations	6.7%	11.3%	(40.3)%
*NM – Not Meaningful

Six Months Ended June 30, 2026

	Six Months Ended June 30,
	2026	2025	2025 to 2026
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue	100.0%	100.0%	1.1%
Costs and expenses:
Direct costs	76.6%	71.7%	8.1%
Selling, general and administrative	9.6%	9.9%	(2.1)%
Depreciation	2.0%	1.9%	6.7%
Amortization	2.4%	2.9%	(14.9)%
Transaction and integration related	0.2%	0.3%	(52.8)%
Restructuring	0.8%	2.0%	(62.4)%
Loss on disposal of subsidiary undertaking	0.8%	—	NM
Income from operations	7.6%	11.3%	(32.0)%
*NM – Not Meaningful

Revenue

	Three Months Ended June 30,		Change
(in thousands)	2026	2025	$	%
Revenue	$2,063,486	$2,039,088	$24,398	1.2%

Revenue for the three months ended June 30, 2026 increased by $24.4 million, or 1.2%, to $2,063.5 million, compared to $2,039.1 million for the three months ended June 30, 2025. Revenue increased by 0.4% in constant currency terms. Revenue growth for the three months ended June 30, 2026 has been impacted by business mix.

During the three months ended June 30, 2026, we derived 26.5%, 61.2% and 12.3% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $494.9 million in the three months ended June 30, 2026, compared to $502.4 million for the three months ended June 30, 2025 or 24.0% and 24.6% of total revenue respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland decreased by $23.6 million for the three months ended June 30, 2026, to $878.4 million, compared to $902.0 million for the three months ended June 30, 2025. Revenue in Ireland during the three months ended June 30, 2026 decreased by 2.6% compared to an overall increase in Group revenue of 1.2%. Revenue in Ireland is principally a function of our global contracting model (see Note 15 Business Segment and Geographical Information for further details).

Revenue in our Rest of Europe region for the three months ended June 30, 2026 increased by $24.9 million or 6.9%, to $385.0 million, compared to $360.1 million for the three months ended June 30, 2025. Revenue in the U.S. region for the three months ended June 30, 2026 decreased by $26.7 million or 4.7%, to $546.7 million, compared to $573.4 million for the three months ended June 30, 2025. Revenue in the Rest of World ('Other') region for the three months ended June 30, 2026 increased by $49.8 million or 24.5%, to $253.4 million, compared to $203.6 million for the three months ended June 30, 2025.

	Six Months Ended June 30,		Change
(in thousands)	2026	2025	$	%
Revenue	$4,097,485	$4,054,408	$43,077	1.1%

Revenue for the six months ended June 30, 2026 increased by $43.1 million, or 1.1%, to $4,097.5 million, compared to $4,054.4 million for the six months ended June 30, 2025. Revenue decreased by 0.8% in constant currency terms. Revenue growth for the six months ended June 30, 2026 has been impacted by business mix.

During the six months ended June 30, 2026, we derived 29.0%, 59.0% and 12.0% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $1,002.9 million in the six months ended June 30, 2026, compared to $998.5 million for the six months ended June 30, 2025 or 24.5% and 24.6% of total revenue respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $3.3 million for the six months ended June 30, 2026, to $1,639.7 million, compared to $1,636.4 million for the six months ended June 30, 2025. Revenue in Ireland during the six months ended June 30, 2026 increased by 0.2% compared to an overall increase in Group revenue of 1.1%. Revenue in Ireland is principally a function of our global contracting model (see Note 15 Business Segment and Geographical Information for further details).

Revenue in our Rest of Europe region for the six months ended June 30, 2026 increased by $40.0 million or 5.4%, to $775.9 million, compared to $735.9 million for the six months ended June 30, 2025. Revenue in the U.S. region for the six months ended June 30, 2026 decreased by $56.5 million or 4.5%, to $1,189.3 million, compared to $1,245.8 million for the six months ended June 30, 2025. Revenue in the Rest of World ('Other') region for the six months ended June 30, 2026 increased by $56.3 million or 12.9%, to $492.6 million, compared to $436.3 million for the six months ended June 30, 2025.

Direct costs

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Direct costs	$1,584,192	$1,455,758	$128,434	$3,140,265	$2,905,016	$235,249
% of revenue	76.8%	71.4%	8.8%	76.6%	71.7%	8.1%

Direct costs for the three months ended June 30, 2026 increased by $128.4 million, or 8.8%, to $1,584.2 million compared to $1,455.8 million for the three months ended June 30, 2025. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs arose due to an increase in personnel related costs, third party investigator/other reimbursable costs, travel, and laboratory costs, partially offset by other direct project driven costs. As a percentage of revenue, direct costs have increased to 76.8% of revenue during the three months ended June 30, 2026 compared to 71.4% of revenue for the three months ended June 30, 2025.

Direct costs for the six months ended June 30, 2026 increased by $235.2 million, or 8.1%, to $3,140.3 million compared to $2,905.0 million for the six months ended June 30, 2025. The increase in direct costs arose due to a increase in personnel related costs, third party investigator/other reimbursable costs, laboratory and travel costs, partially offset by other direct project driven costs. As a percentage of revenue, direct costs have increased to 76.6% of revenue during the six months ended June 30, 2026 compared to 71.7% for the six months ended June 30, 2025.

Selling, general and administrative

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Selling, general and administrative	$194,318	$205,006	$(10,688)	$394,916	$403,390	$(8,474)
% of revenue	9.4%	10.1%	(5.2)%	9.6%	9.9%	(2.1)%

Selling, general and administrative expenses for the three months ended June 30, 2026 decreased by $10.7 million, or 5.2%, to $194.3 million, compared to $205.0 million for the three months ended June 30, 2025. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and routine share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and costs related to facilities and information systems. Further, costs incurred relating to the investigation initiated by the Audit Committee in October 2025 and concluded in April 2026 (the "Investigation"), including out of scope audit fees resulting from the impact of the Investigation, and in defense of the putative class action (as referred to in Note 16. Commitments and Contingencies) are classified within this category. The decrease in selling, general and administrative expenses primarily relates to a decrease in general related costs of $12.0 million and positive foreign exchange movements of $23.3 million partially offset by an increase in professional fees of $20.1 million (primarily related to increased costs resulting from the impact of the Investigation). As a percentage of revenue, selling, general and administrative expenses decreased to 9.4% during the three months ended June 30, 2026, compared to 10.1% of revenue for the three months ended June 30, 2025.

Selling, general and administrative expenses for the six months ended June 30, 2026 decreased by $8.5 million, or 2.1%, to $394.9 million, compared to $403.4 million for the six months ended June 30, 2025. As a percentage of revenue, selling, general and administrative expenses decreased to 9.6% during the six months ended June 30, 2026, compared to 9.9% of revenue for the six months ended June 30, 2025. The decrease in selling, general and administrative expenses primarily relates to a decrease in general related costs of $23.4 million and positive foreign exchange movements of $49.8 million partially offset by an increase in professional fees of $49.4 million primarily related to increased costs resulting from the impact of the Investigation.

Depreciation and amortization

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Depreciation	$40,659	$38,661	$1,998	$80,711	$75,673	$5,038
% of revenue	2.0%	1.9%	5.2%	2.0%	1.9%	6.7%
Amortization	$50,108	$59,057	$(8,949)	$100,387	$118,003	$(17,616)
% of revenue	2.4%	2.9%	(15.2)%	2.4%	2.9%	(14.9)%

The depreciation expense for the three months ended June 30, 2026 increased by $2.0 million, or 5.2%, to $40.7 million compared to $38.7 million for the three months ended June 30, 2025. The depreciation charge for the three months ended June 30, 2026 reflects the use of depreciating assets including facilities, information systems and equipment. As a percentage of revenue, the depreciation expense increased to 2.0% of revenue, for the three months ended June 30, 2026 compared to 1.9% for the three months ended June 30, 2025. The depreciation expense for the six months ended June 30, 2026 increased by $5.0 million, or 6.7%, to $80.7 million compared to $75.7 million for the six months ended June 30, 2025. As a percentage of revenue, the depreciation expense increased to 2.0% for the six months ended June 30, 2026 compared to 1.9% of revenue for the six months ended June 30, 2025. The depreciation charge has increased mainly due to additional investment in technology assets.

Amortization expense for the three months ended June 30, 2026 decreased by $8.9 million, or 15.2% to $50.1 million compared to $59.1 million for the three months ended June 30, 2025. The amortization expense represents the amortization of intangible assets acquired in business combinations. As a percentage of revenue, the amortization expense decreased to 2.4% for the three months ended June 30, 2026, compared to 2.9% for the three months ended June 30, 2025. The decrease in amortization primarily reflects the impact of the impairment of the intangible assets related to the Data Solutions reporting unit in Quarter 3, 2025. Amortization expense for the six months ended June 30, 2026 decreased by $17.6 million, or 14.9%, to $100.4 million compared to $118.0 million for the six months ended June 30, 2025. As a percentage of revenue, the amortization expense decreased to 2.4% of for the six months ended June 30, 2026 compared to 2.9% of revenue for the six months ended June 30, 2025. The decrease in amortization primarily reflects the impact of the impairment of the intangible assets related to the Data Solutions reporting unit in Quarter 3, 2025.

Transaction and integration related expenses, Restructuring

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Transaction and integration related	$2,529	$6,717	$(4,188)	$5,716	$12,121	$(6,405)
% of revenue	0.1%	0.3%	(62.3)%	0.2%	0.3%	(52.8)%
Restructuring	$20,904	$42,950	$(22,046)	$30,980	$82,296	$(51,316)
% of revenue	1.0%	2.1%	(51.3)%	0.8%	2.0%	(62.4)%

During the three and six months ended June 30, 2026, the Company incurred $2.5 million and $5.7 million respectively, for transaction and integration-related expenses. The charge includes costs associated with transactions and ongoing integration activities related to our acquisitions of which there was less costs incurred in the current period compared to the prior year. Such costs include professional fees, legal costs and related integration costs.

During the three and six months ended June 30, 2026 the Company undertook a restructuring program aimed at realigning its workforce. During the six months ended June 30, 2026 the restructuring plan reflected a workforce reduction of $31.0 million (June 30, 2025: $75.6 million) and an office consolidation program to optimize the Company's office footprint of $Nil (June 30, 2025: $6.7 million). (see Note 8 Restructuring for further details).

Loss on disposal of subsidiary undertaking

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Loss on disposal of subsidiary undertaking	$32,947	—	$32,947	$32,947	—	$32,947
% of revenue	1.6%	—	NM	0.8%	—	NM
*NM – Not Meaningful

Disposal of Symphony Health Solutions Corporation

On May 8, 2026, ICON completed the disposal of Symphony Health Solutions Corporation ("Symphony") pursuant to a merger agreement, by and among HealthVerity, Inc. ("HealthVerity"), Symphony, Pharmaceutical Research Associates, Inc. and HealthVerity Merger Sub, Inc. ("HV Merger Sub"), a wholly owned subsidiary of HealthVerity. Pursuant to the merger agreement, HV Merger Sub merged with and into Symphony, with Symphony surviving the merger as a wholly owned subsidiary of HealthVerity.

The consideration payable by HealthVerity in connection with the merger consisted of shares of stock in HealthVerity, subject to customary adjustments as set forth in the merger agreement. In connection with the merger, ICON also purchased additional shares of stock in HealthVerity for an aggregate purchase price of $37.5 million. As a result, ICON holds a minority equity interest in HealthVerity.

The Company's purchase of additional HealthVerity shares occurred in conjunction with the overall disposal transaction. The Company therefore concluded that the disposal of Symphony and the subscription for additional HealthVerity shares were economically linked. Accordingly, the Company accounted for the arrangements together in determining the gain or loss on disposal.

In determining the fair value of the consideration received, the Company considered, among other factors, the rights associated with the shares, HealthVerity's capital structure and other relevant valuation metrics. Based on the specific facts and circumstances of the transaction and the characteristics of the HealthVerity shares received, the Company determined that the fair value of the consideration received was nominal.

The Company recognized a pre-tax loss on disposal, including transaction costs, of $32.9 million in the condensed consolidated Statements of Operations for the three months and six months ended June 30, 2026 related to this disposal. The pre-tax loss on disposal was determined with reference to (i) the fair value of consideration received, (ii) the net carrying amount of Symphony immediately prior to disposal, (iii) the Company's $37.5 million payment made as part of the overall transaction, and (iv) the fair value of certain tax indemnifications. A capital tax loss was generated on disposal of this investment, and no net tax benefit was recorded as a result in the period. As at June 30, 2026 the carrying value of the Company's investment in HealthVerity was $nil.

Income from operations

	Three Months Ended June 30,
(in thousands)	2026	2025	Change
Income from operations	$137,829	$230,939	$(93,110)
% of revenue	6.7%	11.3%	(40.3)%
Income from operations decreased by $93.1 million or 40.3% to $137.8 million for the three months ended June 30, 2026 compared to $230.9 million for the three months ended June 30, 2025. As a percentage of revenue, income from operations decreased to 6.7% for the three months ended June 30, 2026 compared to 11.3% of revenue for the three months ended June 30, 2025.

Excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in Ireland decreased to $123.7 million for the three months ended June 30, 2026 compared to $199.6 million for the three months ended June 30, 2025. As a percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in Ireland decreased to 14.1% for the three months ended June 30, 2026 compared to 22.1% for the three months ended June 30, 2025.

In the Rest of Europe region, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations increased to $35.0 million for the three months ended June 30, 2026 compared to $8.0 million for the three months ended June 30, 2025. As a percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in the Rest of Europe region increased to 9.1% for the three months ended June 30, 2026 compared to 2.2% for the three months ended June 30, 2025.

In the U.S. region, income from operations, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, decreased to $38.4 million for the three months ended June 30, 2026 compared to $72.2 million for the three months ended June 30, 2025. As a percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in the U.S. region decreased to 7.0% for the three months ended June 30, 2026 compared to 12.6% for the three months ended June 30, 2025.

In other regions, income from operations, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, increased to $23.8 million for the three months ended June 30, 2026 compared to $10.2 million for the three months ended June 30, 2025. As percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in the other regions increased to 9.4% for the three months ended June 30, 2026 compared to 5.0% for the three months ended June 30, 2025.

	Six Months Ended June 30,
(in thousands)	2026	2025	Change
Income from operations	$311,563	$457,909	$(146,346)
% of revenue	7.6%	11.3%	(32.0)%

Income from operations decreased by $146.3 million or 32.0% to $311.6 million for the six months ended June 30, 2026 compared to $457.9 million for the six months ended June 30, 2025. As a percentage of revenue, income from operations decreased to 7.6% for the six months ended June 30, 2026 compared to 11.3% of revenue for the six months ended June 30, 2025.

Excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in Ireland decreased to $248.9 million for the six months ended June 30, 2026 compared to $363.0 million for the six months ended June 30, 2025. As a percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in Ireland decreased to 15.2% for the six months ended June 30, 2026 compared to 22.2% for the six months ended June 30, 2025.

In the Rest of Europe region, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations increased to $66.7 million for the six months ended June 30, 2026 compared to $44.8 million for the six months ended June 30, 2025. As a percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in the Rest of Europe region increased to 8.6% for the six months ended June 30, 2026 compared to 6.1% for the six months ended June 30, 2025.

In the U.S. region, income from operations, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, decreased to $88.1 million for the six months ended June 30, 2026 compared to $140.7 million for the six months ended June 30, 2025. As a percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in the U.S. region decreased to 7.4% for the six months ended June 30, 2026 compared to 11.3% for the six months ended June 30, 2025.

In other regions, income from operations, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, increased to $41.2 million for the six months ended June 30, 2026 compared to $27.4 million for the six months ended June 30, 2025. As percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in the other regions increased to 8.4% for the six months ended June 30, 2026 compared to 6.3% for the six months ended June 30, 2025.

Interest income and expense

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
(in thousands)	2026	2025	$	%	2026	2025	$	%
Interest income	$3,155	$2,054	$1,101	53.6%	$4,976	$3,856	$1,120	29.0%
Interest expense	$(48,787)	$(50,151)	$1,364	(2.7)%	$(96,784)	$(97,760)	$976	(1.0)%

Interest income for the three months ended June 30, 2026 increased by $1.1 million to $3.2 million compared to $2.1 million for the three months ended June 30, 2025. Interest expense for the three months ended June 30, 2026 decreased by $1.4 million to $48.8 million, compared to $50.2 million for the three months ended June 30, 2025. The small decrease in the period primarily reflects the impact of variable exchange rates on the Company's variable debt in addition to the impact of certain debt repayments which occurred in the three months ended June 30, 2026 and the three months ended June 30, 2025. See Note 10 Bank credit lines and loan facilities for details.

Interest income for the six months ended June 30, 2026 increased by $1.1 million to $5.0 million compared to $3.9 million for the six months ended June 30, 2025. Interest expense for the six months ended June 30, 2026 decreased by $1.0 million to $96.8 million, compared to $97.8 million for the six months ended June 30, 2025. The small decrease in the period primarily reflects the impact of variable exchange rates on the Company's variable debt in addition to the impact of certain debt repayments which occurred in the six months ended June 30, 2026 and the six months ended June 30, 2025. See Note 10 Bank credit lines and loan facilities for details.

Income tax expense / (benefit)

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Income tax expense / (benefit)	$19,615	$(20,674)	$40,289	$42,422	$(323)	$42,745
Effective income tax rate	21.3%	(11.3)%		19.3%	(0.1)%

The Income tax expense / (benefit) for the three months ended June 30, 2026 is a $19.6 million income tax expense, compared to a $20.7 million benefit for the three months ended June 30, 2025. The Company's effective tax rate for the three months ended June 30, 2026 was 21.3% compared with (11.3)% for the three months ended June 30, 2025, primarily due to the net increase of provisions for uncertain tax positions in the period of $1.9 million (three months ended June 30, 2025: $29.3 million release), and no release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings (three months ended June 30, 2025: $30.6 million release).

The Income tax expense / (benefit) for the six months ended June 30, 2026 is a $42.4 million income tax expense, compared to a $0.3 million benefit for the six months ended June 30, 2025. The Company's effective tax rate for the six months ended June 30, 2026 was 19.3% compared with (0.1)% for the six months ended June 30, 2025 primarily due to the net increase of provisions for uncertain tax positions in the period of $2.7 million (six months ended June 30, 2025: $27.3 million release), and no release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings (six months ended June 30, 2025: $30.8 million release).

With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources

The CRO industry is generally not capital intensive. The Company’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments, disposals and acquisitions. Financing activities primarily reflect the servicing of the Company's external debt and transactions pertaining to its ordinary shares.

The Company’s principal sources of cash are its existing cash and cash equivalents as well as cash generated from operations. In addition, the Company may from time to time supplement its liquidity through additional issuances of debt, the refinancing of existing indebtedness, borrowings under its revolving credit facility and its bridge facility, or proceeds from the sale of assets or short-term investments, subject to prevailing market conditions.

Bridge Secured Credit Facility

On April 27, 2026, ICON Global Treasury Unlimited Company (the “Bridge Facility Borrower”), a subsidiary of the Company, entered into a bridge facility credit agreement for an aggregate principal amount of $500 million (the "Bridge Secured Credit Facility").

On July 15, 2026, the Company drew down on the Bridge Secured Credit Facility in full and used the proceeds of $500.0 million to repay in full $500.0 million aggregate principal amount of the 2.875% Senior Secured Notes (the “2026 Notes”) issued by a subsidiary of the Group in July 2021 that matured on July 15, 2026. The Bridge Secured Credit Facility will mature on April 26, 2027.

Excluding the repayment above, as of June 30, 2026 the Company’s material cash requirements in the next 12 months include the repayment of $750 million in aggregate principal amount of 2027 Notes, which will mature on May 8, 2027.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between costs incurred and the total estimated contract costs. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts. In the Company's opinion, working capital, together with the Company's available financing arrangements, is sufficient to meet the Company's present requirements, including the repayment of the 2027 Notes at maturity.

Cash and cash equivalents and net borrowings

	Balance December 31, 2025	(Drawn down)/repaid	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance June 30, 2026
	(in thousands)
Cash and cash equivalents	$647,295	$—	$286,028	$—	$(4,938)	$928,385
Senior Secured Credit Facilities & Senior Secured Notes	(3,402,378)	14,881	—	(3,048)	—	(3,390,545)
Net cash and cash equivalents and borrowings	$(2,755,083)	$14,881	$286,028	$(3,048)	$(4,938)	$(2,462,160)

Net cash and cash equivalents and borrowings is a useful measure that assists understanding of the Company’s liquidity and capital resources, which is relevant to the Company’s strategy. The Company’s cash and cash equivalents at June 30, 2026 amounted to $928.4 million compared with $647.3 million at December 31, 2025.

Refer to Note 10 Bank credit lines, loan facilities and notes for details on the Company's outstanding debt. Refer to Note 9 Operating Leases for further details on the Company's contractual liabilities for lease arrangements.

Cash flows

Net cash from operating activities

Net cash provided by operating activities increased by $33.9 million to $448.3 million for the six months ended June 30, 2026 compared to net cash provided by operating activities of $414.4 million for the six months ended June 30, 2025. The increase in net cash provided by operating activities of $33.9 million is primarily due to a change of mix in revenue, pricing pressures and underlying cost increases.

The change in working capital is primarily attributable to an increase in unbilled revenue related cash inflows of $173.5 million (as unbilled revenue balances decreased during the six months ended June 30, 2026 compared to an increase during the six months ended June 30, 2025), an increase in unearned revenue related cash inflows of $81.7 million (as unearned revenue balances increased to a greater extent during the six months ended June 30, 2026 compared to the six months ended June 30, 2025) offset by a decrease in accounts receivable related cash inflows of $61.9 million (as accounts receivable balances (excluding the impact of the Disposal of Symphony Health Solutions Corporation) increased during the six months ended June 30, 2026 compared to a decrease during the six months ended June 30, 2025), and an increase in other net assets related cash inflows of $43.2 million.

Cash generated from working capital may be positively or negatively impacted by, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Further, credit terms negotiated between the Company and its customers, and movement in exchange rates also impact cash inflows.

Net cash used in investing activities

Net cash used in investing activities was $147.8 million for the six months ended June 30, 2026 compared to net cash used in investing activities of $75.5 million for the six months ended June 30, 2025. Net cash used in investing activities during the six months ended June 30, 2026 was primarily related to cash outflows of $73.2 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, $19.1 million in relation to investments in equity and a cash outflow of $55.5 million related to the disposal of Symphony Health Solutions Corporation. Net cash used in investing activities during the six months ended June 30, 2025 was primarily related to cash outflows of $61.2 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure and $11.8 million in relation to investments in equity.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2026 amounted to $14.5 million compared to net cash used in financing activities of $508.7 million for the six months ended June 30, 2025. During the six months ended June 30, 2026, the Company made a net repayment of $14.9 million on external financing (See the Condensed Consolidated Statements of Cash Flows for further details). This outflow was offset by $2.7 million received by the Company from the exercise of equity compensation.

During the six months ended June 30, 2025, the Company made a net repayment of $14.9 million on external financing (See the Condensed Consolidated Statements of Cash Flows for further details). Further, the Company repurchased 3,077,718 ordinary shares for a total consideration of $500.0 million. These outflows were offset by $6.5 million received by the Company from the exercise of equity compensation.

Net cash inflow

As a result of these cash flows, cash and cash equivalents increased by $281.1 million for the six months ended June 30, 2026 compared to a decrease of $148.4 million for the six months ended June 30, 2025.

Summarized financial information of issuers and guarantors

In connection with the offering of the New Notes by one of our subsidiaries, ICON Investments Six Designated Activity Company (the "Issuer"), disclosures required by Rule 13-01 (a)(1) through (3) of Regulation S-X are provided below.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in the United States, Ireland and the Grand Duchy of Luxembourg (“Luxembourg”), in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes (the “Subsidiary Guarantors” and, collectively with ICON, the “Guarantors”).

The New Notes are the senior secured obligations of the Issuer and the Guarantors and the New Notes rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt (including the Senior Secured Credit Facilities and the 2026 Notes) and senior in right of payment to all of the Issuer’s and Guarantors’ existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the guarantors that also secure the Issuer’s and the guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes (the “Collateral”) rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness. The New Notes and the guarantees are effectively senior to any of the Issuer’s and the Guarantors’ existing and future unsecured indebtedness to the extent of the value of the assets securing the New Notes and the guarantees. The New Notes and the guarantees are structurally subordinated to all existing and future indebtedness and other liabilities of ICON’s subsidiaries that will not guarantee the New Notes, which includes all of ICON’s subsidiaries organized outside the United States, Ireland and Luxembourg and any other subsidiaries that do not guarantee the Senior Secured Credit Facilities or the 2026 Notes.

The New Notes are, jointly and severally, unconditionally, guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in a covered jurisdiction that guarantee the obligations under the Senior Secured Credit Facilities and the 2026 Notes. The obligations of each Guarantor under its note guarantee are limited as necessary to prevent the relevant note guarantee from constituting a fraudulent conveyance, fraudulent transfer or unlawful financial assistance under applicable law, or otherwise to reflect limitations under applicable law. By virtue of these limitations, the obligations of a Guarantor under its note guarantee could be significantly less than amounts payable with respect to the notes of any series or a Guarantor may have effectively no obligations under its respective note guarantee. ICON may, at any time, cause a subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the Guarantee of payment of the applicable series of notes by such subsidiary on the basis provided in the applicable indenture.

Any Guarantor will be automatically and unconditionally released from all obligations under its note guarantee, and such note guarantee shall thereupon terminate and be discharged and of no further force and effect:

•concurrently with any sale, exchange, disposition or transfer (by merger or otherwise) described in the preliminary prospectus supplement for the offering of New Notes, of any capital stock, or all or substantially all assets of such Guarantor following which such Guarantor is no longer a subsidiary of ICON or ceases to be organized in a covered jurisdiction;
•as to all Guarantors (other than ICON), at the time of any collateral release event;
•upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the New Notes;
•upon the merger, amalgamation or consolidation of any Guarantor into ICON, the Issuer or another Guarantor or upon the liquidation, dissolution or winding up of such Guarantor;
•the release of such Guarantor from its guarantee under the Senior Secured Credit Facilities (except in the case of a release from the repayment in full of the Senior Secured Credit Facilities); or
•upon such Guarantor becoming an excluded subsidiary.

Summarized Combined Financial Information

Summarized financial information (the "SFI"), as defined under Rule 1-02 (bb) of Regulation S-X, is provided below for the Issuer and Guarantor entities, collectively, the "Obligor Group" as of June 30, 2026 and for the six months ended June 30, 2026. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-guarantor entities.

(Unaudited)
Six Months Ended
June 30, 2026
(in thousands)
Revenue	$3,705,551
Total costs and expenses (a)	3,501,531
Income from operations (b)	204,020
Net income	$82,454

(a) Includes amortization of intangible assets of $97.5 million and Loss on disposal of subsidiary undertaking of $32.9 million for the six months ended June 30, 2026.
(b) Includes net intercompany interest expense of $12.5 million for the six months ended June 30, 2026.

(Unaudited)
June 30, 2026
(in thousands)
Current assets	$3,185,177
Non-current assets (c)	60,019,011
Intercompany receivables	1,272,838
Total assets	$64,477,026

Current liabilities	$3,554,947
Non-current liabilities	2,894,934
Intercompany payables	2,946,942
Total liabilities	$9,396,823

(c) Non-current assets include each Guarantor's investment in obligor subsidiaries, on a combined aggregated basis.

In the context of security for the New Notes, the combined financial information of entities whose securities are pledged as collateral (the "Pledgor Group") was determined to be materially consistent with the consolidated financial information of the ICON group (ICON and all of its subsidiaries) for the periods presented above, and as such, summarized combined financial information has not been presented for the Pledgor Group.

Legal proceedings

Other than as described below, we do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavorable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favor.

The Company, its former Chief Executive Officer, and its former Chief Financial Officer were named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on February 10, 2025 (Shing v. ICON plc, et al.) and April 2, 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc, et al.), respectively, alleging that defendants made misleading statements regarding the Company’s financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The two cases have been consolidated and are proceeding under the caption In re ICON plc Securities Litigation, No. 2:25-cv-00763 (the "Putative Class Action"). Lead plaintiffs and lead counsel for the putative class were appointed on June 10, 2025. On September 12, 2025, the lead plaintiffs filed an amended complaint that names the Company’s current Chief Executive Officer in addition to the original defendants.

The lead plaintiffs filed their amended complaint on June 26, 2026 (the “Second Amended Complaint”). The Second Amended Complaint adds two new named plaintiffs (Macomb County Retiree Health Care Fund and The Trustees of the Plumbers Local Union No. 690 Pension Fund), as well as the Company's current Chief Financial Officer and a former employee as additional defendants. The Second Amended Complaint asserts additional alleged misstatements regarding the company’s financial performance, as well as a “scheme liability” claim under Section 10(b). ICON and certain named defendants have until September 1, 2026 to move to dismiss the Second Amended Complaint.

Given the preliminary stage of the litigation, we are unable at this time to form a view as to whether an adverse outcome is either probable or remote or to estimate the amount or range of potential loss in the event of an adverse outcome.

Forward-Looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: contracted revenue; the repayment of indebtedness; the Company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the Company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the Company's services, risks related to the Company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, and risks relating to the Company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs. Please also refer to the section entitled "Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2025 filed on May 27, 2026 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The Company’s forward-looking statements speak only as of the date of this report or as of the date they are made, and the Company undertakes no obligation to update its forward-looking statements.

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

17.1*	List of Subsidiary Guarantors and Issuer of Guaranteed Debt Securities and Affiliates Whose Securities Collateralize Securities of ICON Investments Six Designated Activity Company as at July 30, 2026.

101.1*	Interactive Data Files (Inline XBRL – Related Documents).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).
* Filed herewith

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

Date:	July 30, 2026	By:	/s/ Nigel Clerkin
		Name:	Nigel Clerkin
		Title:	Chief Financial Officer